

April 7, 2011

Via Facsimile: (646) 415-9093
Bryan J. O'Shaughnessy, CEO
Go Green Directories, Inc.
1030 Alhambra Circle
Coral Gables, FL 33134

> **Re: Go Green Directories, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed March 21, 2011**
> **File No. 333-168263**

Dear Mr. O'Shaughnessy:

We have reviewed your amended registration statement and have the following comments. References to prior comments refer to those in our letter dated February 4, 2011.

General

1.   We note the disclosure on your website regarding this offering. For example, we note the statement under the "About Us" tab that you are "registering shares of our common stock for resale pursuant to this prospectus." Section 5(b)(1) of the Securities Act prohibits a written offer unless it is in a prospectus that complies with Section 10(a) of the Securities Act or otherwise meets an exception to the restrictions on written communications during the pre-effective period. For additional guidance, refer to Section II.B.2 of Release 33-7856 and Section III of Release 33-8591. Please advise us why you believe the information on your website is a permissible communication consistent with Section 5(b)(1). Alternatively, describe the steps you propose to take to achieve compliance with Section 5.

Cover Page

2.   You indicate on the cover page of the prospectus that the selling shareholders will sell shares of your common stock at $0.02 per share until your common stock has been approved for quotation on the Over-The-Counter Bulletin Board ("OTCBB"), at which time sales will be made at prevailing market prices or privately negotiated prices. However, in a risk factor on page 5, you indicate that you will attempt to have your common stock quoted on the Over-the-Counter Pink Sheets QX service ("OTCQX"). Please reconcile this inconsistent disclosure. Also, please confirm your understanding that we do not consider the Pink Sheets to be an established trading market and your shares must sell at a fixed price until quoted on the OTCBB or listed on an exchange.

Finally, please provide support for your statement in the risk factor on page 6 that the OTCQX is the "successor" to the OTCBB.

Liquidity and Capital Resources, page 10

3.   Your response to prior comment 3 indicates that all suggested changes have been made; however, it is not clear where you made such changes. Please revise your Operations Plans, Liquidity and Capital Resources and Business section disclosures to clarify the following:

- Your current disclosures indicate that the company anticipates the construction of your website will be completed by March 1, 2011. Considering the current Form S-1/A was filed on March 22, 2011, please update us as to the status of your website and revise your disclosures accordingly;
- We note that you contracted for a "preliminary" listing on February 28, 2011. Revise to clarify whether you obtained a comprehensive list of green-businesses such that you can begin the initial demonstration period or include a discussion of what additional listings must be obtained in order for you to implement your business plan;
- Disclose when the green-business listings will be posted to your website;
- Disclose the cost of the preliminary listing as well as additional costs you anticipate incurring to obtain further listings, if any;
- You currently indicate that the company requires a minimum of $25,000 and up to $100,000 to fully implement your business plan. Revise to provide a breakdown of the amounts needed to implement your business plan. At a minimum, disclose separately the costs to compile the green-business listings; the costs to complete your six-month demonstration period and the cost to establish your brand; and
- Disclose when you expect the six-month demonstration period to begin and when you anticipate your website will begin generating revenues for the company.

In your response, tell us specifically where you revised your disclosures in the filing to address this comment.

Management

Executive Biographies, page 16

4.   Revise to disclose the month in which Mr. O'Shaughnessy joined the company. Similar revisions should be made to your risk factor disclosures on page 4 where you state that the company is confident Mr. O'Shaughnessy is now up to speed and is firmly in control of the affairs of the company.

Interim Period Financial Statements

Balance Sheet as at February 28, 2011

5.   Revise the February 28, 2011 balance sheet such that the total assets equal the total liabilities and stockholder' equity.

General

6.   We note that you entered into a license agreement with GreenPeople, LLC on February 28, 2011. Tell us how you accounted for this agreement and where you recorded the costs of such agreement in your interim financial statements.

Note 6. Subsequent Events

7.   You indicate that subsequent events were evaluated through December 6, 2010, the date the financial statements were issued. However, we note this date precedes the date of your interim financial statements. Please explain or revise your disclosures accordingly.

         You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to the undersigned at (202) 551-3456. If you require additional assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                        Sincerely,

                                        \s\ Matthew Crispino

                                        Matthew Crispino
                                        Staff Attorney

cc: Via Facsimile: (305) 531-1274
        Jill Arlene Robbins, Esq.